Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
The information presented, which includes a transcript from the Citi Financial Services Conference on January 29, 2008, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described earlier: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus that has been mailed to Commerce shareholders and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS A TRANSCRIPT FROM THE CITI FINANCIAL SERVICES CONFERENCE ON JANUARY 29, 2008.
TD BANK FINANCIAL GROUP
CITI FINANCIAL SERVICES CONFERENCE
JANUARY 29, 2008
DISCLAIMER
THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TORONTO-DOMINION BANK’S (THE “BANK”) PRESENTATION AT THE CITI FINANCIAL SERVICES CONFERENCE AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE. IN NO WAY DOES THE BANK ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THE BANK’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE REPLAY ITSELF AND THE BANK’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION
From time to time, the Bank makes written and oral forward-looking statements, including in this transcript, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control — that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section of the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
In addition to the factors described above, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.

The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.
CORPORATE PARTICIPANT
Ed Clark   President & CEO, TD Bank Financial Group
PRESENTATION
Ed Clark — TD Bank Financial Group — President & CEO
Thank you, and thank you for showing up. I saw that I was at the end of a long day, and I’m sure all the other presentations you’ve seen will be a lot more exciting than mine. I’m afraid mine’s going to be the same story I’ve told for the last five years.
We set out five years ago to build a company that was a franchise play, that believed that we could grow our revenues and our profits faster than our competition without going out the risk curve, and that we could avoid the major mishaps that destroys shareholder value for bank investors around the world. And we ended up having that and doing that successfully.
When we look out at 2008, I think we see a much slower growth environment, but we continue to believe that we will be a positive outlier. So now I’m supposed to move this along here, give you the usual statement. The only thing I would say in addition to the usual bump here, obviously we’re still in the process of closing out the Commerce deal, and so people should try to read all the materials with respect to Commerce, where we put out our position and we’ve been regularly reporting any statements and filling them as part of that process.
So what’s our story? Really, pretty basic story — we want to be a North American bank, but we clearly have an enormous beachhead in Canada. I always say to people, well, if you don’t buy me, buy one of the Canadian banks. It’s been a terrific story in Canada. The economy has been a good place. We’ve managed to solve many of the structural problems that I think plagued the U.S. fiscal situation. And we’ve had very good growth.
I’m not sure, though, that it’s realistic to assume that Canada can permanently decouple itself from the American environment, and I’ll get into that later, but it still remains a very attractive banking environment, and I believe that we are the most successful bank in Canada.

Secondly, we run a lower-risk model. In our wholesale business, we consciously went through and took out the long-tail risk. We reoriented our wholesale business to be a franchise play, pretty plain vanilla play. As an institution, we don’t believe in taking interest rate risks. We don’t have any particular insights on which way interest rates are going. We hate negative convexity and we take it out of all the books of the businesses that we acquire. And then we’ve been systematically shifting our business mix towards more retail, from less wholesale. In 1999, TD Bank had 55% of its earnings from wholesale, and this year about 15% of our business will come from wholesale.
Thirdly, as I said, we try to run a franchise that grows earnings continuously. We believe in growth, but we don’t believe in buying that growth through extending out the risk curve. And I think — we’ll take you through some numbers — we have a pretty strong track record that in fact we’re able to do this.
And, finally, we are building what we believe is a very successful and differentiated franchise in the United States that will produce growth, as in fact our growth prospects in Canada slow down.
So, core principles that we run the business with, we’re franchise builders. I keep on saying what I want to be able to do is go away on a holiday and come back two weeks later and find that we’ve grown more earnings, and that, in fact, any one of my leaders ought to be able to do that by building franchises.
One of the questions that I constantly ask people is explain to me why you win the ties. If the answer is just you work harder and you’re smarter, I don’t believe it. How do you actually institutionalize the competitive advantage that sustainably means you are going to take market share from your competitors?
Secondly, relentlessly focus on the customer, every part of the organization. Start with the customer and come back in instead of sitting around at head office and going out to the customer. We embody that because we go out and measure how satisfied our customers are every single night in every single channel of the business and every single employee from me down is paid on what our customers think of how well we performed.
Thirdly, as I say, what I want is growth without going out the risk curve, and so we do that systematically in all our businesses. We analyze our risks, we assign economic capital, we measure economic profit and we have clear paradigms that are right through the organization of the kind of risks that we want to take. They have to be understandable, transparent and liquid, and that’s why we avoid some of the mistakes that other people have made.
Fourthly, we’re operators. We’re not financial engineers, we’re operators, and we put a huge focus on, in fact, proving out that we’re better operators, which means that you have to be able to constantly grow your revenue faster than your expenses. And you don’t manage your expenses by fire drills. You manage your expenses by looking ahead and saying what do I have to do in order to remain competitive? And how can I fundamentally reengineer my processes to in fact improve productivity?
One of the things that we believe firmly is that when you do that you actually improve customer satisfaction, so there is no tension between having high customer satisfaction scores and good efficiency ratios.
And, finally, you have to reinvest. Our business plans and our leaders know in their business plans that they can’t steal the future in order to make the numbers today. You have to make the numbers today, but you have to do it in a way that builds value into the future.
This gives you a quick summary of our business mix. As you can see, still overwhelmingly and this number will shift a bit next year, but TD Canada Trust, our personal commercial bank in Canada, is still the dominant source of earnings for us, followed by the wealth management.

When we talk Canadian retail, we talk the sum of TD Canada Trust and TD Wealth Management in Canada. Then in the U.S. we have TD Ameritrade and TD Banknorth, and then we have our security dealers, TD Securities. Last year, we earned about $4.2 billion. Our earnings were up 24%, well in excess of our 7% to 10% earnings goal. Dividends increased 19%.
We have a philosophy of increasing our dividends in line with the growth, underlying growth, in our earnings. We believe the best way to have a growing dividend stream is not by moving up your payout ratio, but by moving up your growth rate.
This gives you a feeling of how we performed over the last five years. Our earnings per share have increased at 21% per annum. Last year, they increased 24%. You can see the comparison to the Canadian peers. What I’ve tried to do is break out to get a look at what is the underlying earnings, because I think there is a difference in our underlying earnings, and then, of course, you have most of the competitors, in fact all of our competitors, have had to take writedowns this year. We did not. And so you can see, even when you remove the effects of the writedown, we were a better-performing company than our competition.
One of our features is that we earn more for every dollar of risk we take. We do that by how we manage within the business, and we do that because of our business mix. So in Canada we earn about 40% more for every dollar of risk, in terms of North American average, about 75%. The consequence of that, of course, is that we grow our regulatory capital faster than our competition because we earn a very high rate of return. You only have to apply a kind of leveraged number to the 280 to know what kind of return our operating returns are inherently in our business. So we are a high ROE business, because of our better risk management.
I think clearly the dramatic story in Canada, we have five big bank industry. Historically, no one bank has been able to outperform the other in the retail space. Any market share loss is regarded as a strategic loss and is resisted ferociously. In fact, though, over the last five years, our outperformance, frankly, has been staggering, surprising to me, and certainly surprising, I think, to the marketplace.
What’s remarkable is both the level of earnings growth we have and the differentiation between our earnings growth year in and year out and that of our competitors. People look at market share — I would say really for investors, the only market share that matters to you is profit market share, and we moved up from in 2002, a profit market share of about 21% to 2007, 25%, a remarkable shift in the share of profits in the Canadian retail space.
Why were we able to do that? Well, we just have a great franchise. We clearly have very strong market positions in all the retail products, number one, number two position. We have great customer service. We own the convenience service space. So we have the best locations for our branches. We open them for the longest hours — 50% longer hours than our competition, and we give unbelievable service. If we are measured by the Synovate survey or JD Power and you can pick any external survey you want, all our internal surveys, and we know all the internal surveys of our competitors, will tell you clearly we’re far and away, we give the best service possible.
We constantly win awards. We’re seen as having the strongest brand. So we have great market position, great convenience and great service. All this, as I indicated, turns into really a tremendous source of earnings. So we move from earning $1.2 billion to $2.75 billion. Compounded, that means we grew our earnings at 17% in the space, 16% for TDCT our personal commercial bank, and 26% compounded growth for our Wealth Management area.
We’ve said publicly at the year end that we do see that number slowing down. We think this space historically should be a 7% to 10% earnings growth space, and we think with the slowdown in the U.S. economy and its ultimate impact on, particularly, Ontario and the high Canadian dollar that we are going to be challenged in this space. And we also are going to be challenged on the expense front, because we put in place a number of initiatives this year whose expense implications roll through to next year, so we see that number coming down closer to the 7% to 10% growth rate. But we have set our target next year in this space to try to reach as close as we can to $3 billion in earnings.
The transformation of TD Securities, our wholesale business, has really been quite remarkable. We were able in early 2002, 2003, get out of an extensive loan book across the world that we didn’t believe added value to the shareholders. And then beginning in 2005 and 2006, we exited the structured product areas that we believed were fundamentally a flawed business to be in and got out of that business because we thought it was inherently a difficult business and was going to cause problems eventually.
And we turned our attention to building TD Securities more into a plain vanilla franchise play. You can see the impact of that shift, where we moved ourselves up dramatically in all the league tables, as a franchise play. And we focused the dealer on saying, why don’t we run a dealer that has sustainable franchise earnings and thinks about how you make economic profit for the shareholders. We have about $3 billion in capital in that business. We would target a rate of return of about 20% on that $3 billion, trying to run it in a way in which you don’t take a lot of tail risk. We have a fairly limited loan book, about $10 billion in drawn loans. We are active buyers of credit protection. We have about $2.5 billion of credit protection, so we like to take out the concentration risk and manage that on a very systematic basis.
As it happens, we have been earning significantly more than that. So we earned about $834 million last year. We believe that number has to come down in the context of the capital markets today, where the markets are slowing down. But we still believe that we will earn solid in-the-20s kind of rates of return in the wholesale dealer, despite the deterioration in the environment that’s going on, so truly a remarkable business story.
This is a slide that we put up every quarter to basically say, weren’t there, didn’t do that, didn’t involve in it. These were not accidents. These were conscious business decisions made by the organization because the philosophy in the organization is well embedded in the organization. It’s not just what Ed Clark thinks, it’s what the organization thinks. It’s philosophical view of how you make money for shareholders and how we want to make money for shareholders.
One of the things that we constantly say is don’t worry about how other people make money. We know how we know how to make money, and we know what we promised the shareholders, and I think the most important thing for us is that we deliver on what we tell you to do, not that we come back and say, oops, we forgot to mention that we were just trying this little game here on the side and it blew up in our face. And so there are other people who have a different philosophical view, they like to take different risks than us. You won’t find us taking those risks and everyone within the organization knows it.
So we’ve made a big move in the last two or three years into the United States. We’ve taken two positions, one in the wealth management space, by translating TD Waterhouse into TD Ameritrade and then buying Banknorth and now buying Commerce. This has been a major move for us. We believe that we can build in the United States a franchise that’s a different franchise, that reflects the strengths that we’ve demonstrated in Canada. We reject fundamentally that American banking is so different, that Americans don’t like service and they don’t like convenience. We don’t believe that and all our evidence is that the same things that drive Canadians to choose TD Canada Trust and TD Waterhouse will drive Americans. And so far our experience seems to be correct.
This is an area where by bringing our skills together with the skills that we’ve managed to acquire in the United States, we think this can be a growth area. Last year, we earned about $600 million in retail in the U.S. We publicly again said that we would like to try to earn $1 billion this year in the U.S. and that that number will continue to grow in 2009.

Clearly, what we’re trying to do is bring this together, and we’re bringing it together on a North American basis. And so we want to be more than just a Canadian bank that owns a U.S. bank. In fact, what we want to do is transform ourselves into a North American bank, that the value proposition that we offer in the United States is the same value proposition that we offer in Canada, which is convenience and service and an ability to cross-sell through the Company, across the Company, to meet more of the customers’ needs. In other words, a more integrated approach. That’s what we think we will be able to achieve.
Together, I think when you put it and take a look at a North American basis, we now believe we are in the top 10 of the banks on a North American business. We do not think we face scale problems in the United States and with the Commerce acquisition we have significant market share in the key markets in which we want to operate. And so we do not feel that in fact we’re scale challenged in the region where we’re operating.
So, quick summary, what are we? We’re a North American franchise, very strong franchise in Canada, heavy focus on the retail side, a dominant franchise in Canada that’s proven success in taking market share. We know how to grow earnings without going out the risk curve. We have a wholesale bank that’s transparent, easy to understand, where the risks are clear to everybody. It’s a franchise play and we’re building a strong and growing platform in the United States.
Thank you very much. I’ll pause and take questions.
QUESTION AND ANSWER
Unidentified Audience Member
(Inaudible question — microphone inaccessible).
Ed Clark — TD Bank Financial Group — President & CEO
Right, so I think our outlook is that Canada will not decouple itself from the United States. It may be that western Canada will continue to be reasonably decoupled, but even there we see some signs of slowdown. But certainly Ontario and Quebec, we’re looking at a kind of 1% real growth number. And obviously, Ontario, in particular, is shedding significantly manufacture jobs.
We do think that will impact our overall businesses, although in a direct sense I would say our volumes remain very good. The main impact that we’ve had on our domestic businesses is a prime/BA spread narrowing, which does impact our retail businesses significantly. But we haven’t actually seen if you’re going widget counts yet any slowdown coming through. And, frankly, in terms of NPAs and loan losses, we haven’t seen any impact.
So we’re sitting here, the guns of August, waiting for the war to begin and anticipating it and I’ve been frankly — over a year ago, I announced it was coming and all I ended up doing was cutting expenses probably a year in advance. But I do think this time it really is coming and we are going to have a significant slowdown.
Unidentified Speaker
I have a question.
Ed Clark — TD Bank Financial Group — President & CEO
There’s one at the back there, too.

Unidentified Audience Member
The target that you might potentially look at in the U.S., what would be some of the criteria that come in in terms of geography or the kind of franchise that you may or may not look at? And, B, given Commerce’s very unique retail model, what would be your strategy in terms of putting potential franchise together with Commerce, or it would be managed a different bank?
Ed Clark — TD Bank Financial Group — President & CEO
So I won’t say that we wouldn’t do further acquisitions in the United States. I wouldn’t see us doing them rapidly or soon, but I don’t think we need to do acquisitions in the United States. So I think right now in the banking space we think we’ve acquired an organic growth engine. We think the most important thing is to button that model down. We obviously are going to have to get the merger with Banknorth, get the economies of scale out of there.
But most importantly is to extend some of the positive features of Commerce to the rest of the Banknorth platform, and at the same time instill in the Commerce platform perhaps a greater attention to profitability and the ability to build out wealth management and cross-sell the customer more. And, at the same time, continue to grow the branch system, so they grew their branches last year, despite all the issues that they had to deal with, by 43 branches. And so if we can continue to grow their branches organically, that’s a pretty full plate, I would say.
I think in terms of acquisitions, I think as the year goes on then we probably would look more actively, but you’d want to be either looking at tuck-ins where you’re really trying to buy customer bases to load into a very good operating model, or we may look at asset-gathering capabilities. So if you said over the five-year horizon, not one-year horizon, we do recognize that we have right now asset concentration in our franchise in the U.S.
And so you’d like to have a more diversified asset base to match a localized deposit base. But that’s a tricky — I’m not going to rush into that kind of decision. So I’d say right now we’re not feeling — we don’t feel a big need to make acquisitions, and, frankly, visibility on the downside risk of acquisitions is pretty limited.
Unidentified Audience Member
Thanks. Just following up on your comments about Canadian economy slowing down, if we add onto that the stock markets in Canada as well as the U.S. having a more difficult year to start for your wealth management business, the expense increases that you mentioned that are already baked into the cake and, of course, a slower U.S. earnings profile for your 15% U.S. retail and then adding in Commerce, how do you get to — or how do we get to numbers of mid-single-digit increase in earnings this year versus last year on a per-share basis.
Ed Clark — TD Bank Financial Group — President & CEO
How are we going to get there? Well, we’re going to work hard and so I don’t think there’s any doubt that if the financial markets stay the way they are today, then the impact on TD Securities is going to be at the higher end rather than lower end of what we look at, and that’s probably the entity that gets most directly affected. It gets affected because of the capital market activity that isn’t there. But it also gets affected because it was the beneficiary of significant security gains and those in the latter half of 2008 I think will disappear if in fact we have a very weak stock market.

And, obviously, a weaker stock market directly affects our Wealth Management business, because so much of our earnings are directly off the asset value. So I think the team is definitely going to feel challenged to stay in the 7% to 10% earnings if in fact the market stays as bad as it is today.
I guess I live in a world that we said originally we were going to grow 7% to 10% a year. We’ve done dramatically better than that. Last year, we did 23% earnings per share growth. I can live with a world where if we end up below target this year in earnings growth, I can live with that world, but clearly what we’re going to try to do is manage against achieving where we want to get to. But there are certain things you can’t outrun, and we can’t outrun the fact that if the market stays where it is, it’s going to be tough to do that.
Unidentified Audience Member
Well, if we just assume for a moment that the markets are flat for the rest of the year and if we assume that, let’s say, the Ontario economy grows at 1% for the year, do you think you can still grow 7% to 10% in EPS this year?
Ed Clark — TD Bank Financial Group — President & CEO
Yes, I think what I’m saying is if the markets stay this flat and 1%, we’re going to have to work hard to stay in that range. I think we indicated at the end of last year that in a reasonable market we would be — I mean, there’s a natural slowing down in our growth rate anyway. I mean, coming off when you have such a good year, it’s harder to have another great year.
So if you take TD Securities in particular, if you look at our third quarter where we blew out the lights in the third quarter because of how we were positioned, it’s just very difficult to grow earnings from that third-quarter level mathematically. And so we were saying that we were going to be in the lower end of the 7% to 10% range and just like Mr. Bernanke’s view today would be slightly worse than it was at the end of the calendar year, my view would be that it’s going to be harder than it was when we gave our quarter-end report.
Unidentified Speaker
Anyone else, questions?
Ed, maybe you could talk about how you might — what sort of strategy you’re going to use to bridge the gap between the Commerce customer and the Banknorth customer and how you plan to leverage the TD Ameritrade platform with the new entity.
Ed Clark — TD Bank Financial Group — President & CEO
I’m not sure that the customers differ. They are different. I think they definitely were different models. Banknorth is more a community bank. Commerce is an urban bank, so I think there are differences. And so in extending some of the — if you can call it the TD Canada Trust model or the Commerce model in the Banknorth, we were extending the hours already in TD Banknorth, so we have 260 branches where we’re running the extended hours. And the impact of those was more dramatic, frankly, than we’ve ever seen in Canada.
So I think we find that the customers respond to exactly the same thing, but I think the economics of what an extended-hour world will look like might well be different in some parts of the Banknorth franchise.

In the case of the Commerce, in our view correctly, they say within a certain marketing zone we want to have the same hours, like I see banks run different hours in different branches in the same city and I say, you think people walk around with a little card because they know where every branch will be open at what hour? They don’t do that, and so I think you have to have a brand presence. But it’s not obvious that in northern Maine your brand presence has to be exactly the same as it would be in downtown Boston or downtown Manhattan. So I think as we extend it into Banknorth, we will tweak the model to what’s the appropriate extended market, but the fundamentals of having better hours and better service I think will be the same throughout North America, so that all 2,000 of our branches look and feel the same.
Then, I think we do want to bring to Commerce and Banknorth, we, right now in Canada — we have very, very strong market share in the discount brokerage business. We originate about 70% of that business directly in our retail branch. We think we know how to do that, and we think we should take TD Ameritrade and put it into, again, our major urban center branches in the United States and offer that product directly as a product to those consumers.
And so I think that’s a great product to add to our consumer, and around that we will build a whole wealth management offering, both a high-end offering, the sort of offering you can do at the side counter and then, as I say, open accounts directly to TD Ameritrade.
And then I think the other thing that we want to explore is whether or not we can move further down the personal lending side, because cross-selling that customer base — right now, the U.S. bank branches tend to be pretty mono-line, single product, whereas we’re used to cross-selling the customer and we think that’s very profitable to do, but it also anchors the customer more clearly into your network.
And so you’re not exploiting the advantages of your convenience and service offering if you’re not doing that. So, again, we will be rolling that into both Banknorth and Commerce simultaneously.
Unidentified Audience Member
Hi. Do you have any counterparty risk or mono-line risk or credit default swap risk that you’d like to share with us? And also, what are you thinking about for NIM margin next year.
Ed Clark — TD Bank Financial Group — President & CEO
Sorry, I didn’t hear the last —
Unidentified Speaker
NIM, NIM, net interest margin.
Ed Clark — TD Bank Financial Group — President & CEO
Net interest margin. Let me just deal with the last one. The way we tend to look at it is not at a bank-wide level. All our numbers are done by businesses, because an average for TD Bank Financial Group, which is the average for Commerce and Banknorth and TD CT and the wholesale business doesn’t make any sense. So in terms of our personal commercial bank, we’ve been running around, in Canada, around 300 basis points. We think there’s some slight downward pressure on that. There’s mix changes that we’re growing our lending business faster than our deposit business that tends to put slight downward pressure on that, plus, as I mentioned earlier, the prime/BA spread coming in. So that would be the main factor on the NIM.

In terms of mono-lines, we never relied on mono-lines. We don’t believe in two things in TD. We don’t believe in mono-line insurance and we don’t believe in relying on rating agencies to do your credit underwriting, so those have been two sort of fundamental pillars to us, and so we don’t have any assets whose valuations depended on mono-line insurance. And so I forget what the other question —
Unidentified Audience Member
Just any other kind of counterparties you’re worried about now.
Ed Clark — TD Bank Financial Group — President & CEO
So I think the answer to that, I always hate to say no, but what you find is in most of these situations they’re all collateralized. For every one that you have a big exposure, they’re either sovereigns who won’t collateralize, so the World Bank or someone like that, or you collateralize them. So we’re not particularly fussed by counterparty.
I think the situations where you do worry, at least I worry — but that’s just I worry, that’s what I spend all my time doing, is that if a major financial institution collapsed, you may get your trades back, but then you’re going to be probably operating in a market that’s in disarray. And so, yes, what you will have collateralized is what you get out of that trade for at the time the collapse occurred. But now you have to get reestablished in that trade and you’re going to take some hits if you have a complete disarray in the market.
So that’s what I would say is — but that would be a pretty bad world for everybody at that point. But, no, we don’t have counterparty risk that I worry about.
Unidentified Audience Member
Ed, I was wondering if you could talk about your latest thoughts on the BCE deal and how you’re thinking about your exposure sort of into that, [underneath] that deal?
Ed Clark — TD Bank Financial Group — President & CEO
Well, I don’t want to keep repeating myself, but I’m completely comfortable with it. I don’t spend actually a lot of hours on this. Maybe you’ll get worried that I don’t, but I don’t. Our debt exposure to that, we are required to mark it to market. We’ve been marking it to market all the way along the line, and we mark it to a mark that says if I had to press the button and get out of it, I can get out of it. And that’s been in all these earnings numbers that you see up on the screen. And so I don’t think that the fundamentals of Bell Canada have changed in the last six months. The only thing that’s changed is the capital markets and so when you’re underwriting a risk — I guess philosophically, and that’s why we didn’t get into some of these issues, our view is that if you underwrite something you ought to be prepared to hold it.
And, frankly, if you want to be a sponsor of a commercial paper, you ought to be prepared to hold it and you ought not to put your customers into something that you wouldn’t hold. So we have these sort of fundamental views, and so when we looked at Bell, we said, okay, would we be prepared to hold this piece of paper? And the answer is yes. Would I forever want to hold it in this concentration? The answer is no. But if I’m prepared to mark it to market in a way would I get out, I can make that decision when I want to make that decision.
So we remain comfortable with that deal and so I don’t think the fundamentals of that deal have changed at all.

Unidentified Audience Member
You’ve got such a great competitive position in Canada. And I think it’s safe to say that your experience with Banknorth has maybe been a little bit disappointing. From what I can tell, the returns on that investment have been kind of mid single digit. And now you’re effectively doubling down in the U.S. by paying over 20 times earnings for a bank that hasn’t grown its earnings in four years.
Can you help us reconcile what you’re doing in the U.S. with the unbelievable returns you make in Canada? It doesn’t make a lot of sense from the standpoint of allocating capital to the highest-return opportunities for you.
Ed Clark — TD Bank Financial Group — President & CEO
Right, great question. It’s something, of course, we spend a lot of time on. We have unbelievable operating rates of return. So on an incremental basis, for operating investments, you would obviously allocate every dollar you can to Canada, and we do. So we don’t starve those businesses at all for capital. But the fact is I can’t make acquisitions in Canada at — there aren’t that many to do, and so I don’t have a place for that capital. And so the real issue would be, should I buy back my shares with that capital? I’m a major, major shareholder, and so I look at that pretty seriously. Or do I actually believe that I can replicate what I’m doing in Canada, redeploy that capital and get a return for shareholders that over the medium term, not in the first year, but over the medium term will be better than if I bought back my shares?
And that’s the test that we put ourselves to. That’s why we are absolutely rigorous in reporting to you what the ROIC is on that investment, so you can hold us accountable. We don’t do funny stuff with those numbers. We lay them out. We take all the goodwill, written off, not amortized, put it out there, add it up and say that’s what it’s cost us so far. And so we have the discipline of saying that’s the number we’ve got to climb over.
But I guess this will sound maybe cocky, and I don’t mean it in a cocky sense, but we do have a superior operating model. Americans want that same model. Commerce proves that model is there. I think they have a phenomenal franchise, but I think they can be a better franchise with some of the things that we can add onto them. And I think there’s an opportunity here to make a lot of money in the United States. So I wouldn’t be betting my personal net worth on this if I didn’t think it was a good investment.
It doesn’t mean that you don’t stumble, you don’t hit the toe and hit your knee while you’re doing it, but I actually believe strongly that the only way you actually build competitive advantage is by competing, and so by getting out there and doing these things and driving on and working away at the model and sometimes you do have to relearn some things. I think we have learned some things. But they reinforce our view, frankly, and my management team as a whole — all of whom are big equity holders — are unbelievably supportive of saying we can do this, we can redefine retail banking in the United States. That’s what we’re going to try to prove to our investors and to ourselves.
Unidentified Speaker
There’s some behind you, questions.
Unidentified Audience Member
How do you think about your Ameritrade investment, and are you interested in making further acquisitions in kind of the online space. There are obviously some distressed, kind of quasi-distressed opportunities there.

Ed Clark — TD Bank Financial Group — President & CEO
This is asking about Ameritrade. Well, I love the investment. I think it’s rare that you get an investment that’s great strategically and also enormously successful financially and so clearly moving Waterhouse into there has been a wonderful deal. I think some things have come our way in terms of now reducing this to a three-horse race and so I think that’s a very positive thing for us. We’re the dominant transaction player now in the world, frankly, between what we do in Canada and in Europe with Waterhouse and what TD Ameritrade does in the United States.
But we still have a big business challenge I think in TD Ameritrade to transform it into an asset gatherer. Because in the long run I think you want to do that. I think if you take a look at our numbers, look at the last call that Joe Moglia had, we are actually frankly surprised how fast this is moving. So we have had enormous success this year in gathering assets and transforming our retail branches, TD Ameritrade retail branches.
As to acquisitions, we’re still in the market for assets, but what we won’t do is change our business model. As you know, there’s been a pretty open discussion about TD Ameritrade. We took a view last year — we took a view for the last four years that we think a pure brokerage model that gets the benefit of using the TD Bank balance sheet and product capability without expense, without capital, without risk, is an unbelievable deal for the TD Ameritrade shareholders, but since we’re TD Ameritrade, we’re happy to give them that deal, stick to the business of being a pure brokerage play. And so if we bought something, we would have to stay within that model.
Unidentified Speaker
I think we have one last question over here. You had a question? No? The same thing. Anyone else? No? Oh, behind you.
Unidentified Audience Member
It seems like in Canada there’s been some resurfacing of potential bank merger talks and maybe some push coming from the industry, but do you think that’s gaining any traction with politicians there?
Ed Clark — TD Bank Financial Group — President & CEO
In Canada?
Unidentified Audience Member
Yes, is that story changing at all?
Ed Clark — TD Bank Financial Group — President & CEO
I don’t think so. I guess net, I’d say there’s always a possibility. I think if the government of Canada was faced with a situation where they thought that a financial institution had real strategic viability problems they might be prepared to move.
But I would say in the current atmosphere and a minority government, it’s not a particular popular position. And so I think we’re spending our energies on growing the bank. But obviously, if it turned out there was — we sensed a mood change that said, well, they’re prepared to contemplate something, we’d be there as fast as everybody else. But I don’t see it for the foreseeable future.

Unidentified Speaker
Okay, thank you very much, Ed. Thanks.